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SECURIT[IES AND EXCHANGE COMMISSI]ON

06003785

RECEIVED FEB 21 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bergen Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Terrace Ave 6th Floor
(No. and Street)

Hasbrouck Heights, (City) NJ (State) 07604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Wetmore - CFO 201/462-0338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Jeffrey, CPA
(Name – *if individual, state last, first, middle name*)

61 Berdan Ave (Address) Wayne (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bergen Capital, Inc., as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH BUIE III
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar. 16, 2008

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT G. JEFFREY
CERTIFIED PUBLIC ACCOUNTANT
61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION
MEMBER CENTER FOR PUBLIC COMPANY AUDIT FIRMS
REGISTERED PUBLIC ACCOUNTING FIRM WITH
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@optonline.net

Board of Directors
Bergen Capital, Inc.:

In planning and performing my audit of the financial statements and the supplemental schedule of Bergen Capital, Inc. (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accountng principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wayne, New Jersey
January 25, 2006

AUDLET05/LG2

BERGEN CAPITAL, INC.

Financial Statements

December 31, 2005

BERGEN CAPITAL, INC.
Financial Statements
December 31, 2005

CONTENTS

ROBERT G. JEFFREY

CERTIFIED PUBLIC ACCOUNTANT

61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION
MEMBER CENTER FOR PUBLIC COMPANY AUDIT FIRMS
REGISTERED PUBLIC ACCOUNTING FIRM WITH
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@optonline.net

Independent Auditor's Report

Board of Directors
Bergen Capital, Inc.

I have audited the accompanying statement of financial condition of Bergen Capital, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for this opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bergen Capital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wayne, New Jersey
January 25, 2006

BERGEN CAPITAL, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 1,480,462
Deposit with clearing broker	50,000
Proprietary trading account with clearing broker	1,807,699
Securities inventory	6,392,204
Employee advances	69,193
Stockholder advances	59,858
Prepaid expenses	48,585
Lease security deposits	55,169
Fixed assets, at cost, less $131,100 of accumulated depreciation	48,292
Leasehold improvements, at cost, less $242 of accumulated depreciation	1,178
Total Assets	$10,012,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 107,340
Amount due to clearing broker for security purchases	6,349,547
Inventory short positions	63,734
Accrued commissions	1,369,655
Other liabilities	36,000
Total current liabilities	7,926,276
Stockholders' Equity:	
Common stock, no par value: 2,500 shares authorized; 2,000 shares issued and outstanding	100,000
Additional paid in capital	400,000
Retained earnings	1,586,364
Total stockholders' equity	2,086,364
Total Liabilities and Stockholders' Equity	$10,012,640

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Operations
For the Year Ended December 31, 2005

Revenue:	
Profit on underwriting	$ 1,450,760
Profit on firm trading	8,794,302
Commissions	252,327
Advisory fees	79,412
Unrealized loss on firm trading	(21,077)
Interest income	328,216
Total Revenue	10,883,940
Expenses:	
Salaries and wages	1,423,145
Officer salaries	833,201
Sales commissions	5,576,329
Payroll taxes	414,402
Employee benefits	290,305
Marketing and advertising	122,535
Ticket charges	413,769
Rent	309,288
Office supplies and postage	222,378
Penalties	115,000
Professional fees	231,050
Travel and entertainment	278,878
Telephone	113,082
Subscriptions to financial services	278,642
Cost of registrations	90,544
Equipment rental	9,744
Interest expense	292,741
Insurance	41,633
State business tax	22,376
Depreciation	46,385
Loss on sales of equipment	48,538
Total Expenses	11,173,965
Net Loss	$ (290,025)

The accompanying notes are an integral part of these financial statements

BERGEN CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance, December 31, 2004	2,005	$100,000	$ 50,000	$1,876,389	$2,026,389
Capital contributions	-		350,000		350,000
Capital redemption	(5)	-			-
Net loss for the year				(290,025)	(290,025)
Balance, December 31, 2005	2,000	$100,000	$ 400,000	$1,586,364	$2,086,364

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:	
Net loss	$ (290,025)
Charges and credits not involving the receipt or expenditure of cash:	
Depreciation	46,385
Change in unrealized results of firm trading	101,090
Loss on sales of equipment	48,538
Changes in assets and liabilities:	
Increase in amount due to clearing broker for security purchases	3,574,466
Decrease in accrued commissions	(571,330)
Decrease in other liabilities	(15,172)
Decrease in accounts payable	(202)
Increase in securities inventory, at cost	(3,407,144)
Decrease in proprietary trading accounts	1,352,680
Decrease in stockholder and employee advances	1,343
Decrease in prepaid expenses	1,191
Increase in lease security deposits	(8,160)
Decrease in inventory short positions	(167,320)
Net cash provided by operating activities	666,340
Cash Flows from Investing Activities:	
Proceeds of sales of automobiles	26,226
Purchases of office furniture and computer equipment	(18,975)
Net cash provided by investing activities	7,251
Cash Flows from Financing Activities:	
Capital contributions	350,000
Net cash provided by financing activities	350,000
Net increase in cash	1,023,591
Cash balance, January 1, 2005	456,871
Cash balance, December 31, 2005	$ 1,480,462

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ 208,000
Repayments during 2005	(208,000)
Subordinated borrowings at December 31, 2005	$ -

The accompanying notes an integral part of these financial statements.

BERGEN CAPITAL, INC.
Notes to Financial Statements
December 31, 2005

I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was incorporated March 6, 1998. It received approval for membership in the National Association of Securities Dealers on March 26, 1999.

Business
The Company is a securities broker/dealer specializing in fixed income securities. As such, it is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The principal activity of the Company is the purchase and sale of securities for its own account; it also conducts a brokerage business, and underwritings on a best efforts basis. The trading activity is conducted with brokers and customers in a number of states. The Company clears its securities transactions through a correspondent clearing agent.

Cash
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (other than those purchased for inventory) to be cash equivalents.

Revenue Recognition
Securities transactions are recorded on a settlement date basis. Securities inventory is carried at quoted market values. The resulting unrealized gains and losses are reflected in income.

Depreciation
Fixed assets are depreciated under the Modified Accelerated Cost Recovery System, as permitted by Internal Revenue Service Regulations, using lives of five years for automobiles and computer equipment, seven years for office furniture and equipment, and 39 years for leasehold improvements. This method has produced results which have not varied significantly from those that would result from use of a method which comports with generally accepted accounting principles.

Income Taxes
The Company has elected under provisions of the Internal Revenue Code, and tax laws of states in which it does business, to be taxed as an S Corporation. Accordingly, earnings and losses of the Company are taxed on the tax returns of the shareholders only, and provisions are made for only the taxes assessed by New Jersey and other states.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

II. RELATED PARTY TRANSACTIONS

The Company has made advances to two of its officers, who are also stockholders, which totaled $59,858 at December 31, 2005, an increase of $18,320 during the year 2005.

III. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2005, the Company had net capital which was adequate to satisfy both requirements.

IV. SUBORDINATED LIABILITIES

At December 31, 2004 the Company had two non-interest bearing demand notes receivable, totaling $208,000, each of which was collateralized by cash and securities which exceeded the face amount of the applicable note. These notes were arranged to provide additional capital for the Company. Under this arrangement, the demand notes and the collateral were to be returned to the note makers at maturity. The obligations of the Company to return the notes and collateral was subordinate to all of its other liabilities. These notes matured during 2005 and the note and collateral were returned.

V. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

In order to control this risk, security positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security in a volatile market, however, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

VI. FIXED ASSETS

At December 31, 2005, fixed assets consisted of the following:

Furniture and office equipment	$179,392
Less, accumulated depreciation	131,100
Net fixed assets	$ 48,292

VII. RENTALS UNDER OPERATING LEASES:

The Company conducts its operations from leased office facilities in New Jersey and Georgia under noncancelable operating leases which expire March 31, 2006 in the case of New Jersey and August 31, 2011 in the case of Georgia. In addition, the Company leases furniture and office equipment under operating leases that expire over the next two years. Rent expense totaled $319,032 during 2005.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2005.

Year ending December 31,	Amount
2006	$ 92,676
2007	114,045
2008	102,896
2009	105,435
2010	108,083
2011	72,055
	$595,190

VIII. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Interest and income taxes paid during this period totaled $292,741 and $1,550, respectively.

There were no noncash investing or financing activities during the year 2005.

IX. SUBSEQUENT EVENTS

On January 4, 2006, shareholders owning 100% of the outstanding stock of the Company sold their stock to B B & T Corporation. Thereupon, the Company ceased doing business. The business of the Company is now being conducted by Scott & Stringfellow, Inc., a subsidiary of B B & T Corporation.

BERGEN CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2005

NET CAPITAL

Total stockholders' equity		$2,086,364
Deduct, non-allowable assets:		
Prepaid expenses	$ 51,490	
Employee and stockholder advances	121,051	
Fixed assets	49,470	
Lease security deposits	55,169	
Total deductions		277,180
Net capital before haircuts on securities positions		1,809,184
Haircuts on securities:		
State and municipal government obligations	527,412	
Other securities	104,958	
Undue concentration	5,783	
Total haircuts		638,153
Net Capital		$1,171,031

AGGREGATE INDEBTEDNESS

Accounts payable	$ 107,340
Accrued commissions	1,369,654
Other liabilities	36,000
Total Aggregate Indebtedness	$1,512,994

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.3396 to 1

RECONCILIATION WITH COMPANY COMPUTATION

Net Capital:	
Net capital, as reported on Company Part IIA (Unaudited) FOCUS report	$1,171,031
Net Capital, per above	$1,171,031
Aggregate Indebtedness:	
Aggregate Indebtedness, as reported on Company Part IIA (Unaudited) FOCUS report	$1,512,994
Total Aggregate Indebtedness, per above	$1,512,994

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

SEC MAIL PROCESSING SECTION RECEIVED FEB 21 2006 WASH. D.C. 209

ϽVER

ːlect a filing method: Basic (•) Alternate ( ) [0011]

ɜme of Broker Dealer: BERGEN CAPITAL, INC. [0013]

SEC File Number: 8- 51385 [0014]

ɉdress of Principal Place of Business: 777 TERRACE AVE [0020]

HASBROUCK HEIGHTS [0021] NJ [0022] 07604 [0023]

Firm ID: 46348 [0015]

ɔr Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

ame and telephone number of person to contact in regard to this report:

ame: NORMAN WETMORE, CFO [0030] Phone: 201-462-0338 [0031]

Audited

ɜme(s) of subsidiaries or affiliates consolidated in this report:

ame: ______ [0032] Phone: ______ [0033]

ame: ______ [0034] Phone: ______ [0035]

lame: ______ [0036] Phone: ______ [0037]

lame: ______ [0038] Phone: ______ [0039]

ıoes respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

ːheck here if respondent is filing an audited report ☑ [0042]

·SETS

nsolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	1,477,557 [0200]		1,477,557 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	1,807,699 [0295]		
	B. **Other**	50,000 [0300]	[0550]	1,857,699 [0810]
3.	Receivables from non-customers	8,000 [0355]	61,193 [0600]	69,193 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	5,738,412 [0418]		
	B. **Debt securities**	653,792 [0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		6,392,204 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities**			

[0170]

B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	49,470 [0680]	49,470 [0920]
11. Other assets	[0535]	166,517 [0735]	166,517 [0930]
12. **TOTAL ASSETS**	9,735,460 [0540]	277,180 [0740]	10,012,640 [0940]

ABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	6,349,547 [1315]	6,349,547 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		63,734 [1360]	63,734 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,512,994 [1205]	[1385]	1,512,994 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes			

	equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,512,994 [1230]	6,413,281 [1450]	7,926,275 [1760]

wnership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	100,000 [1792]
C. Additional paid-in capital	400,000 [1793]
D. Retained earnings	1,586,365 [1794]
E. Total	2,086,365 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	2,086,365 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	10,012,640 [1810]

ATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932]	Period Ending 12/31/2005 [3933]	Number of months 3 [3931]

VENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	2,669 [3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	26,171 [3939]
	d. Total securities commissions	28,840 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	1,594,763 [3949]
	c. Total gain (loss)	1,594,763 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	1,103,260 [3955]
5.	Revenue from sale of investment company shares	9,205 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	249 [3975]
8.	Other revenue	52,226 [3995]
9.	Total revenue	2,788,543 [4030]

XPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		68,715 [4120]
11.	Other employee compensation and benefits		1,935,064 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		81,167 [4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		-2,584 [4195]
15.	Other expenses		987,795 [4100]
16.	Total expenses		3,070,157 [4200]

IET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-281,614 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-281,614 [4230]

ONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-163,600 [4211]

:EMPTIVE PROVISIONS

'5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

MPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		2,086,365 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		2,086,365 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		2,086,365 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	277,180 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-277,180 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		✓ 1,809,185 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	527,412 [3735]	
	2. Debt securities	104,958 [3733]	
	3. Options	[3730]	

4. Other securities [3734]

D. Undue Concentration 5,783 [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-638,153 [3740]

10. Net Capital 1,171,032 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

11.	Minimum net capital required (6-2/3% of line 19)	100,866 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,866 [3760]
14.	Excess net capital (line 10 less 13)	1,070,166 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	1,019,732 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 1,512,994 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness 1,512,994 [3840]

20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 129 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

:HEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of roposed ithdrawal Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	__ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	__ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	__ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	__ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	__ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	__ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	__ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	__ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	__ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	__ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

istructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

.	Balance, beginning of period		2,017,980 [4240]
	A. **Net income (loss)**		-281,614 [4250]
	B. **Additions (includes non-conforming capital of**	[4262])	350,000 [4260]
	C. **Deductions (includes non-conforming capital of**	[4272])	[4270]
7.	Balance, end of period (From item 1800)		2,086,366 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. **Increases**	[4310]
	B. **Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]